October 2014

Pricing Sheet dated October 17, 2014 relating to

Preliminary Terms No. 219 dated October 2, 2014

Registration Statement No. 333-177923

Filed pursuant to Rule 433

Structured Investments

Opportunities in U.S. Equities

Trigger Jump Securities Based on the Performance of the Common Stock of Apple Inc. due October 20, 2016

Principal at Risk Securities

PRICING TERMS — October 17, 2014
Issuer:		JPMorgan Chase & Co.
Underlying stock:		Common stock of Apple Inc.
Aggregate principal amount:		$14,592,220
Payment at maturity:		▪ If the final stock price is greater than or equal to the initial stock price, you will receive at maturity a cash payment per $10 stated principal amount security equal to:

$10 + upside payment

▪  If the final stock price is less than the initial stock price but greater than or equal to the downside threshold, meaning the price of the underlying stock has declined by no more than 20% from the initial stock price:

$10

▪  If the final stock price is less than the downside threshold, meaning the closing price of one share of the underlying stock on the valuation date has declined by more than 20% from the initial stock price, you will receive at maturity:

(i) the cash value or, (ii) at our option, a number of shares of the underlying stock equal to the exchange ratio as of the valuation date

The cash value ( or the value of those shares) will be less than 80% of the stated principal amount of the securities and could be zero.

Upside payment:		$3.10 per security (31% of the stated principal amount)
Cash Value:		An amount in cash equal to the product of (i) the stated principal amount divided by the initial stock price and (ii) the final stock price. The initial stock price (and, therefore, the cash value) is subject to adjustment in the event of certain corporate events affecting the underlying stock
Exchange ratio:		0.10239, which is the stated principal amount divided by the initial stock price, subject to adjustment in the event of certain corporate events affecting the underlying stock
Downside threshold:		$78.136, which is 80% of the initial stock price, subject to adjustment in the event of certain corporate events affecting the underlying stock
Initial stock price:		The closing price of one share of the underlying stock on the pricing date, which was $97.67, divided by the stock adjustment factor
Final stock price:		The closing price of one share of the underlying stock on the valuation date
Stock adjustment factor:		1.0, subject to adjustment in the event of certain corporate events affecting the underlying stock
Stated principal amount:		$10 per security
Issue price:		$10 per security (see “Commissions and issue price” below)
Pricing date:		about October 17, 2014
Original issue date (settlement date):		October 22, 2014
Valuation date:		October 17, 2016, subject to postponement in the event of certain market disruption events and as described under “Description of Securities — Postponement of a Determination Date” in the accompanying product supplement no. 4-I
Maturity date:		October 20, 2016, subject to postponement in the event of certain market disruption events and as described under “Description of Notes — Payment at Maturity — Notes Linked to a Single Component” in the accompanying product supplement no. 4-I
CUSIP / ISIN:		48127H489 / US48127H4891
Listing:		The securities will not be listed on any securities exchange.
Agent:		J.P. Morgan Securities LLC (“JPMS”)
Commissions and issue price:	Price to public(1)	Fees and commissions	Proceeds to issuer
Per security	$10.00	$0.20(2)	$9.75
$0.05(3)
Total	$14,592,220.00	$364,805.50	$14,227,414.50
(1)	See “Additional Information about the Securities — Use of proceeds and hedging” in the accompanying preliminary terms for information about the components of the price to public of the securities.
(2)	JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions of $0.20 per $10 stated principal amount security it receives from us to Morgan Stanley Smith Barney LLC (“Morgan Stanley Wealth Management”). See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-77 of the accompanying product supplement no. 4-I.
(3)	Reflects a structuring fee payable to Morgan Stanley Wealth Management by the agent or its affiliates of $0.05 for each $10 stated principal amount security

The estimated value of the securities on the pricing date as determined by JPMS was $9.602 per $10 stated principal amount security. See “Additional Information about the Securities — JPMS’s estimated value of the securities” in the accompanying preliminary terms for additional information.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and the related product supplement no. 4-I, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below. Please also see “Additional Information about the Securities” in the accompanying preliminary terms.

Preliminary terms no. 219 dated October 2, 2014: http://www.sec.gov/Archives/edgar/data/19617/000095010314006919/dp19967_fwp-219.htm

Product supplement no. 4-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007593/e46160_424b2.pdf

Prospectus supplement dated November 14, 2011:http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

Prospectus dated November 14, 2011:http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free (800) 869-3326.